UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2024

CATCHA INVESTMENT CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Raffles Place #06-01, Bharat Building, Singapore	048617
(Address of principal executive offices)	(Zip Code)

+65 6829-2294

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously announced, on August 3, 2023, Catcha Investment Corp (“Catcha”), a Cayman Islands exempted company limited by shares, entered into a Business Combination Agreement (as amended on October 2, 2023, the “Business Combination Agreement”) with Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway (“Crown”), Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“PubCo”), and CGT Merge II Limited, a Cayman Islands exempted company limited by shares. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given them in the Business Combination Agreement.

On January 31, 2024, Catcha, Crown and Catcha Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”) entered into an amendment to the Business Combination Agreement (the “Amendment”) to (i) remove the closing condition in Section 9.2(f) of the Business Combination Agreement which would have required Catcha to have satisfied the minimum cash condition of at least US$20,000,000 and (ii) allow for listing of the PubCo Common Stock on either the NYSE or Nasdaq.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s shareholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, 3 Raffles Place #06-1, Bharat Building, Singapore 048617, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, 3 Raffles Place #06-1, Bharat Bulding, Singapore 048617, Attention: Patrick Grove. Additional information regarding the interests of such participants is contained in the Registration Statement

Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to timely complete the Business Combination due to the failure to obtain approval of the shareholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha, Crown or PubCo undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Amendment No. 2, dated January 31, 2024, by and among Catcha Investment Corp, Crown LNG Holding AS and Catcha Holdings LLC, to the Business Combination Agreement, dated as of August 3, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 31, 2024

CATCHA INVESTMENT CORP

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of January 31, 2024, is made and entered into by and among (i) Catcha Investment Corp, a Cayman Islands exempted company limited by shares (“Catcha”), (ii) Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway (the “Company”), and (iii) Catcha Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”; together with Catcha and the Company, the “Parties” and, each, a “Party”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement (as defined below).

WHEREAS, (i) Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“PubCo”), (ii) CGT Merge II Limited, a Cayman Islands exempted company limited by shares (“Merger Sub”), (iii) Catcha, and (iv) the Company are parties to that certain Business Combination Agreement, dated as of August 3, 2023 (as amended by Amendment No. 1 (as defined below), the “Business Combination Agreement”);

WHEREAS, the Parties previously entered into Amendment No. 1 to Business Combination Agreement on October 2, 2023 (“Amendment No. 1”);

WHEREAS, pursuant to Section 12.8 of the Business Combination Agreement, the Business Combination Agreement may be amended by execution of a written instrument signed by the Parties; and

WHEREAS, each Party agrees to amend the Business Combination Agreement as described below to remove a provision regarding the conditions to the Company’s obligations to consummate the Business Combination.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

AMENDMENT

Section 1.1 Effective as of the date of this Amendment, Section 9.2(f) of the Business Combination Agreement is hereby deleted in its entirety and shall be replaced with the following:

“RESERVED.”

Section 1.2 Effective as of the date of this Amendment, Section 9.1(h) of the Business Combination Agreement is hereby deleted in its entirety and shall be replaced with the following:

“(h) Exchange Listing. PubCo Common Stock to be issued in connection with this Agreement shall have been approved for listing on either NYSE or Nasdaq, subject to official notice of issuance.”

1

Section 1.3 Effective as of the date of this Amendment, Section 6.3 of the Business Combination Agreement is hereby deleted in its entirety and shall be replaced with the following:

“6.3 Governmental Approvals. Except as otherwise described in Schedule 6.3, no Consent of or with any Governmental Authority, on the part of PubCo and/or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by PubCo and/or Merger Sub of this Agreement and each Ancillary Document to which they are a party or the consummation by PubCo and/or Merger Sub of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (c) any filings required by the Jersey Financial Services Commission, NYSE or Nasdaq, as applicable, or the SEC with respect to the transactions contemplated by this Agreement and (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder.”

Section 1.4 Effective as of the date of this Amendment, Section 13.1 of the Business Combination Agreement is hereby amended to include the following after the definition of “Merger Sub Ordinary Shares”:

“ “Nasdaq” means the Nasdaq Stock Market LLC.”

ARTICLE 2

MISCELLANEOUS

Section 2.1 Each Party hereby agrees that, except as specifically provided in this Amendment, the Business Combination Agreement shall remain in full force and effect without any other amendments or modifications.

Section 2.2 The provisions of Article XII of the Business Combination Agreement are hereby incorporated into this Amendment by reference and shall be applicable to this Amendment, mutatis mutandis, for all purposes.

* * * * *

2

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

CATCHA INVESTMENT CORP

By:	/s/ Patrick Grove
Name: Patrick Grove
Title: Chief Executive Officer

CATCHA HOLDINGS LLC

By:	/s/ Patrick Grove
Name: Patrick Grove Title: Manager

[Signature Page – Amendment No. 2 to Business Combination Agreement]

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

CROWN LNG HOLDING AS

By:	/s/ Jorn S. Husemoen
Name: Jorn S. Husemoen
Title: Chief Financial Officer

[Signature Page – Amendment No. 2 to Business Combination Agreement]